UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 7)

Frozen Food Express Industries, Inc.

(Name of Subject Company)

DUFF BROTHERS CAPITAL CORPORATION

Owned by: the Thomas Milton Duff Amended and Restated Trust Agreement and

the James Ernest Duff Amended and Restated Trust Agreement

and controlled by Thomas Milton Duff and James Ernest Duff

(Name of Filing Persons [Offerors])

COMMON STOCK, $1.50 PAR VALUE

(Title of Class of Securities)

359360104

(CUSIP Number of Class of Securities)

Thomas Milton Duff

529 Industrial Park Rd.

Columbia, MS 39429

(601) 424-3210

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ralph S. Janvey, Esq.

Krage & Janvey, L.L.P.

2100 Ross Avenue

Suite 2600

Dallas, TX 75201

(214) 397-1912

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
$36,546,497	$4,985

*  Estimated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (a) $2.10, the offer price per share by (b) the sum of: (i) 17,125,694, which is equal to the number of issued and outstanding shares of Frozen Food Express Industries, Inc. common stock (and unvested restricted stock) (18,175,818) minus the shares beneficially owned in the aggregate by the Filing Persons (1,050,124); and (ii) 277,000, the number of shares of Frozen Food Express Industries, Inc. common stock issuable by Frozen Food Express Industries, Inc. pursuant to the exercise of outstanding stock options under Frozen Food Express Industries, Inc.’s stock option plans.  The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$4,985
Form or Registration No:	Schedule TO
Filing Party:	Duff Brothers Capital Corporation, Thomas Milton Duff Amended and Restated Trust Agreement, James Ernest Duff Amended and Restated Trust Agreement, Thomas Milton Duff, and James Ernest Duff
Date Filed:	July 22, 2013

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third-party tender offer subject to Rule 14d-1.

☐  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☒  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO relating to Frozen Food Express Industries, Inc., a Texas corporation (“FFE”) (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed by Duff Brothers Capital Corporation, a Texas corporation (“Purchaser”).  Purchaser is owned by the Thomas Milton Duff Amended and Restated Trust Agreement and the James Ernest Duff Amended and Restated Trust Agreement.  The Purchaser’s owners are controlled by Thomas Milton Duff and James Ernest Duff as trustee of the respective trust bearing their name.  Together, the Purchaser, the Thomas Milton Duff Amended and Restated Trust Agreement, the James Ernest Duff Amended and Restated Trust Agreement, Thomas Milton Duff, and James Ernest Duff are the Filing Persons of this Schedule TO and the Bidders.  This Schedule TO relates to the offer by the Purchaser to purchase all of the shares of common stock not already owned by its control persons, $1.50 par value per share (the “Shares”), of FFE that are issued and outstanding, at a price of $2.10 per Share, net to the sellers in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 22, 2013 (the “Disclosure Document”), and in the related letter of transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information contained in the Disclosure Document and the related letter of transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

As permitted by General Instruction G to Schedule TO, this Amendment is also an amendment to the joint statement on Schedule 13D filed on March 4, 2013, as amended, on behalf of Thomas Milton Duff and the James Ernest Duff Amended and Restated Trust Agreement.

This Amendment No. 7 is being filed to amend and supplement the Schedule TO as reflected below.

CUSIP NO. 359360104

(1)	Names of Reporting Persons Thomas Milton Duff

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC use only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) Or 2(e) ☐

(6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 16,432,955

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 16,432,955

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 16,432,955

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent Of Class Represented By Amount In Row (11) 90.4%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP NO. 359360104

(1)	Names of Reporting Persons The James Ernest Duff Amended and Restated Trust Agreement

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC use only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) Or 2(e) ☐

(6)	Citizenship or Place of Organization Mississippi

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 16,432,955

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 16,432,955

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 16,432,955

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent Of Class Represented By Amount In Row (11) 90.4%

(14)	Type of Reporting Person (See Instructions) OO

Items 1 through 9, and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The Offer expired at 12:00 midnight, Eastern time, at the end of the day on August 16, 2013.  Eagle Rock Proxy Advisors, LLC, the Information Agent for the Offer, has indicated that approximately 15,382,700 Shares were tendered in and not withdrawn from the Offer, representing, together with shares previously owned by the Filing Persons (1,050,124 shares), a total of approximately 90.4% of the outstanding shares of Common Stock of FFE.  An additional 131 Shares were tendered subject to guaranteed delivery procedures.  All Shares validly tendered in the tender offer and not withdrawn have been accepted for payment.

The Purchaser and the Merger Sub expect to effect a short-form merger under Texas law without FFE shareholder approval.  When the merger becomes effective, FFE will become a wholly owned subsidiary of the Purchaser.  In connection with the consummation of the merger, all outstanding shares (other than shares held by the Purchaser, Merger Sub, FFE or any of their affiliates or by FFE’s shareholders who are entitled to and properly exercise dissent and appraisal rights under Texas law) will be canceled and converted into the right to receive cash equal to the $2.10 offer price per share, net in cash, without interest, less any applicable withholding taxes.  In addition, following the effective date of the merger, the Shares will cease to be traded on the NASDAQ.

The joint press release issued by the Purchaser and FFE announcing the successful completion of the Offer is attached hereto as Exhibit (a)(1)(x).

Item 12. Exhibits.

(a)(1)(x)	Press Release

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated August 19, 2013

DUFF BROTHERS CAPITAL CORPORATION

BY:	/s/ Thomas Milton Duff
THOMAS MILTON DUFF, CO-PRESIDENT

BY:	/s/ James Ernest Duff
JAMES ERNEST DUFF, CO-PRESIDENT

THOMAS MILTON DUFF AMENDED AND RESTATED TRUST AGREEMENT

BY:	/s/ Thomas Milton Duff
THOMAS MILTON DUFF, TRUSTEE

JAMES ERNEST DUFF AMENDED AND RESTATED TRUST AGREEMENT

BY:	/s/ James Ernest Duff
JAMES ERNEST DUFF, TRUSTEE

/s/ Thomas Milton Duff
THOMAS MILTON DUFF

/s/ James Ernest Duff
JAMES ERNEST DUFF